

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Anthony Saladino
Chief Financial Officer
Plymouth Industrial REIT, Inc.
20 Custom House St, 11th Floor
Boston, MA 02110

> **Re: Plymouth Industrial REIT, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-38106**

Dear Anthony Saladino:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction